The principal investment strategies for VIP Investor Freedom 2005 Portfolio, VIP Investor Freedom 2010 Portfolio, VIP Investor Freedom 2015 Portfolio, VIP Investor Freedom 2020 Portfolio, VIP Investor Freedom 2025 Portfolio, VIP Investor Freedom 2030 Portfolio, and VIP Investor Freedom Income Portfolio have been modified as follows (new text is underlined; deleted text is struck-through):

The Adviser invests each fund's assets in a combination of Fidelity® VIP funds: domestic equity funds, international equity funds (developed and emerging markets), bond funds (including high yield debt funds), and short-term funds (underlying Fidelity® funds). The funds differ primarily due to their asset allocations among these fund types. Because each fund allocates its assets among the underlying Fidelity® funds based on fund types rather than on the actual holdings of the underlying Fidelity® funds, each fund may have greater exposure to an asset class to the extent that an underlying Fidelity® fund holds securities of more than one asset class. The target asset allocation strategy for each fund is designed to provide an approach to asset allocation that is neither overly aggressive nor overly conservative.

The Adviser allocates the assets of each fund (except VIP Investor Freedom Income Portfolio℠) among underlying Fidelity® funds according to a neutral asset allocation strategy that becomes increasingly conservative over time. Each fund's name refers to the approximate retirement year of the investors for whom the fund's asset allocation strategy is designed. For example, VIP Investor Freedom 2030 Portfolio℠, which is designed for investors planning to retire around the year 2030 and at or around age 65, has a relatively aggressive neutral asset allocation, with a substantial portion of its assets invested in domestic equity funds and international equity funds and a modest portion of its assets invested in bond funds. By contrast, VIP Investor Freedom 2005 Portfolio℠, which has reached its target retirement year, has a relatively more conservative target asset allocation, with less than half of its assets invested in domestic equity funds and international equity funds and the majority of its assets invested in bond funds and short-term funds.

VIP Investor Freedom Income Portfolio℠ is designed for investors in their retirement years. The Adviser allocates the fund's assets according to a stable neutral asset allocation that emphasizes bond and short-term funds but also includes a small amount of domestic equity funds and international equity funds.

Active Asset Allocation. The ~~"~~ neutral ~~"~~ asset allocation in each fund summary represents the Adviser's view regarding how each fund's investments should be allocated among the various asset classes over the long term. Each fund's actual allocations may differ to the extent the Adviser employs its active allocation strategy. As discussed in each fund's summary, the active asset allocation strategy allows the Adviser to increase or decrease neutral asset class exposures by up to 10  ~~percentage points~~ % for ~~Equity Funds~~ equity funds (includes domestic equity and international equity funds), ~~Bond Funds~~ bond funds and ~~Short-Term Funds~~ short-term funds, to reflect the Adviser's market outlook, which is primarily focused on the intermediate term  ~~(active asset allocation strategy).~~ .. At no time, however, will a fund's investments in domestic and international equity funds exceed 95%.

Adjusting Investment Exposure. The Adviser reserves the right to buy and sell futures contracts (both long and short positions) in each fund in an effort to manage cash flows efficiently, remain fully invested, or facilitate asset allocation. Depending on how they are used, these instruments may effectively increase or decrease a fund’s allocation in one or more asset classes.

The following table lists the approximate asset class allocation ranges for each fund as of December 31, 2016. The Adviser may change these percentages over time.

Asset Class Allocation Ranges	VIP Investor Freedom Income Portfolio℠	VIP Investor Freedom 2005 Portfolio℠	VIP Investor Freedom 2010 Portfolio℠	VIP Investor Freedom 2015 Portfolio℠	VIP Investor Freedom 2020 Portfolio℠	VIP Investor Freedom 2025 Portfolio℠	VIP Investor Freedom 2030 Portfolio℠
Domestic and International Equity Funds	14%-34%	26%-46%	34%-54%	43%-63%	49%-69%	54%-74%	69%-89%
Bond Funds	36%-56%	32%-52%	29%-49%	25%-45%	23%-43%	20%-40%	11%-31%
Short-Term Funds	20%-40%	13%-33%	7%-27%	2%-22%	0%-18%	0%-15%	0%-10%

When increasing or decreasing asset allocation to one or more asset classes, the Adviser will correspondingly reduce or increase exposure to the remaining asset classes. For example, if the Adviser's intermediate term market outlook was to favor fixed income securities, the Adviser may choose to increase each fund's asset allocation to underlying bond funds by up to 10  ~~percentage points~~ % from each fund's neutral asset allocation to bond funds, by correspondingly reducing asset allocation to domestic and international equity funds and/or short-term funds. Conversely, if fixed income investments were to fall out of favor based on the Adviser's intermediate term market outlook, the Adviser may choose to decrease exposures to underlying bond funds by increasing asset allocation to underlying domestic and/or international equity funds and/or short-term funds.

The Adviser may also make active asset allocations within other asset classes (including ~~Commodities, High Yield Debt, Floating Rate Debt, Real Estate Debt, Inflation-Protected Debt~~ commodities, high yield debt, floating rate debt, real estate debt, inflation-protected debt, and ~~Emerging Markets Debt~~ emerging markets debt) from 0% to 10% individually but no more than 25% in aggregate within those other asset classes. Such asset classes are not reflected in the neutral asset allocations.

Information concerning each fund's actual allocations to underlying funds will be available in each fund's shareholder report and on the funds' website from time to time.